Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1                                                            Name and Address of Company

AltaGas Ltd. (“AltaGas” or the “Corporation”)

1700, 355 — 4th Avenue, S.W.

Calgary, Alberta

T2P 0J1

Item 2                                                            Date of Material Change

July 25, 2018.

Item 3                                                            News Release

A news release disclosing the material change was issued on July 26, 2018 through the news wire services of Cision.

Item 4                                                            Summary of Material Change

On July 26, 2018, the Corporation announced:

i.                  the expansion of the board of directors of AltaGas (the “Board”) from nine to 12 seats; and

ii.               the appointment of Cynthia Johnston, Pentti Karkkainen and Terry McCallister as directors of the Corporation.

Item 5                                                            Full Description of Material Change

On July 26, 2018, the Corporation announced the expansion of the Board from nine to 12 seats and the appointment of three new Directors. The expansion of the Board reflects AltaGas’ scope and growing complexity and the experience and expertise required by the Board to support AltaGas’ business, operations and strategic objectives.

The three new Board members appointed are: Ms. Cynthia Johnston, Mr. Pentti Karkkainen and Mr. Terry McCallister.

Cynthia Johnston was most recently Executive Vice President, Gas, Renewables and Operations Services at TransAlta Corporation (“TransAlta”). From 2011 to 2017, she held a number of executive positions with TransAlta. Ms. Johnston has more than 30 years of experience in the energy sector, primarily related to power generation, infrastructure and utilities, including 15 years of executive leadership experience with TransAlta and FortisAlberta Inc. During her time with TransAlta, Ms. Johnston served on the board of directors of TransAlta Renewables Inc., TransAlta Cogeneration LP and TAMA Transmission LP. Ms. Johnston holds a Bachelor of Arts in Economics from the University of Calgary and a Masters in Applied Economics from the University of Victoria. She is a member of the Institute of Corporate Directors.

Pentti Karkkainen has over 30 years of investment management, energy sector research and investment banking experience. Mr. Karkkainen was a co-founder and General Partner of KERN

Partners, a leading Canadian, energy focused capital markets and private equity firm, from 2000 to 2014, and was the firm’s Senior Strategy Advisor from 2014 until his retirement from the firm in 2015. Mr. Karkkainen also serves on the board of directors of NuVista Energy Ltd. as Lead Director. Mr. Karkkainen holds a Bachelor of Science (Honours) in Geology from Carleton University and a Master of Business Administration from Queen’s University. He is a member of the Institute of Corporate Directors.

Prior to his retirement from WGL Holdings, Inc. (“WGL”) in early July, Mr. McCallister was the Chairman and Chief Executive Officer of WGL and of Washington Gas Light Company (“Washington Gas”) from October 2009 to July 2018.  Prior to this, he served as President and Chief Operating Officer of WGL and Washington Gas, joining Washington Gas in 2000 as Vice President of Operations. He has also held various leadership positions with Southern Natural Gas and Atlantic Richfield Company. Mr. McCallister also served on the board of directors of the American Gas Association and the Southern Gas Association and was Chairman of the board of directors of the Gas Technology Institute for 10 years. Mr. McCallister has served on the National Petroleum Council, and on the boards of several business and community organizations. He has a Bachelor of Science in Engineering Management from the University of Missouri-Rolla and is a graduate of the University of Virginia’s Darden School of Business Executive Program.

There will be one vacant board seat which will be filled when AltaGas appoints a permanent Chief Executive Officer.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Bradley B. Grant

Executive Vice President and Chief Legal Officer

AltaGas Ltd.

Tel: (403) 691-7575

Item 9                                                            Date of Report

August 1, 2018.

Cautionary Statement Regarding Forward-Looking Information

This document contains forward-looking statements. When used in this document, the words “may”, “would”, “could”, “can”, “will”, “forward”, “intend”, “focus”, “anticipate”, “believe”, “propose”, “future”, “priority”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. This document contains forward-looking statements with respect to, among other things, AltaGas’ scope and nature of complexity of proposed growth, AltaGas’ future and expected areas of focus, contributions and benefit of appointments and AltaGas’ belief with respect to Board timing of expansion and appointment and filing vacancy. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this document, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this document as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this document, should not be unduly relied upon. Such statements speak only as of the date of this document. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.